Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Chart Industries, Inc. and subsidiaries for the registration of common stock, preferred stock, debt securities, subscription rights, stock purchase contracts, stock purchase units, and warrants to purchase debt securities, common stock or preferred stock and to the incorporation by reference therein of our reports dated February 22, 2019, with respect to the consolidated financial statements and schedule of Chart Industries, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Chart Industries, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 10, 2019